LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

C. Richard Ropka, LLM (Tax) †

215 Fries Mill Road

Turnersville, New Jersey  08012

†  Admitted to practice in US Supreme Court,

(856) 374-1744

     US District Court & US Tax Court

(1-866) 272-8505 (Fax)

March 2, 2011

Mr. Vincent J. Di Stefano, Senior Counsel

Security and Exchange Commission

450 5th Street

Washington, DC 20549

Re:

Archer Investment Series Trust

Post Effectie Amendment #5

Archer Income Fund & Archer Stock Fund

File Nos. 333-163981 and 811-22356

Dear Mr. Di Stefano:

Kindly accept this letter in response to my telephone conversation with you on February 28, 2011, regarding the newly formed series of the Archer Investment Series Trust, the Archer Income Fund and the Archer Stock Fund. The following comments were made by you regarding the above referenced registrant’s February 15, 2010, 485A filing.  We would appreciate you immediate attention to these changes in order to meet the March 2, 2011 request for acceleration which is filed on even date.

The following revisions were made pursuant to your comments:

Archer Income Fund – Summary Prospectus

Comment #1

With respect to the “Fee Table”, it was asked by Mr. Long and yourself, that the table include an additional line captioned” Acquired Fund Fees and Expenses” to reflect the anticipated Fund fees attributed to investing in other investment companies and ETFs.

Response.

This line, the corresponding percentage and footnote have been added.  Further, please note that the Advisor has extended its expense reimbursement obligation until December 31, 2013 and the anticipated implementation of the Funds’ 12b-1 Plan until December 31, 2013.  The revised sections have been bolded and underlined in this letter for your convenience.  The table now appears as follows:

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees

(fees paid directly from your investment)

Redemption Fee (on shares redeemed within 90 days of purchase)

1.00%

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fee

0.50%

Distribution and/or Service (12b-1) Fees1

None

Other Expenses2

                  1.38%

Acquired Fund Fees and Expenses 2, 3

.10%

Total Annual Fund Operating Expenses

                  1.98%

Fee Waiver and/or expense reimbursement 4

                (0.78)%

Total Annual Fund Operating Expenses after

Fee Waiver and/or Expense Reimbursement.

1.20%

1 The Fund has adopted a Rule 12b-1 Plan that allows the Fund to pay an annual fee of up to 0.25% to financial institutions that provide distribution and/or shareholder servicing. The Plan will not be activated through December 31, 2013.

2   Expenses are based on estimated amounts for the Fund’s initial fiscal year.

3  The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.

4  The Advisor  contractually has agreed to waive its management fee and/or reimburse certain Fund operating expenses, but only to the extent necessary so that the Fund’s total operating expenses, excluding brokerage fees and commissions, any 12b-1 fees, borrowing costs (such as interest and dividend expenses on securities sold short), taxes, extraordinary expenses and any indirect expenses (such as Fees and Expenses of Acquired Funds), do not exceed 1.20% of the Fund’s average daily net assets. The contractual agreement is in place through December 31, 2013, subject thereafter to annual re-approval of the agreement by the Trust’s Board of Trustees (the “Board of Trustees”).  This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees.  Each waiver or reimbursement by the advisor is subject to repayment by the Fund within three years after the date the expense was incurred, so long as the reimbursement does not cause the Fund’s operating expenses to exceed the applicable expense cap.

Comment #2

It was asked that, in light of the inclusion of the “Acquired Fund Fees and Expenses” that the Expense Example be modified accordingly.

Response.

The following revisions have been made to reflect this additional expense.

1 year	3 years
$130	$395

Principal Investment Strategies of the Fund

Comment #3.

There were several comments relating to the first paragraph of this section:

1)

It was questioned whether the derivatives which the Advisor will be purchasing are going to be “custom” or “market traded” derivatives.

Response:  The Advisor has indicated that the derivatives will be market traded and not custom.

2)

It was requested that the disclosure be amended to clarify what is being rated BBB.

Under normal conditions, at least 50% of the Fund’s total assets will be invested in U.S. government obligations, mortgage and asset-backed securities, corporate and municipal bonds, collateralized mortgage obligations (CMOs),  certificates of deposit linked to an index, swaps and other derivatives (including futures, options and credit default swaps). The issuer of the underlying investment will be rated BBB or better by either Standard & Poor’s Ratings Group (S&P), Fitch Ratings (Fitch), or Moody’s Investors Service (Moody’s), or other equivalently rated nationally recognized organization (NRSRO).  Further, under normal conditions, up to 20% of the Fund’s total assets will be invested in below investment-grade fixed income securities, commonly referred to as high-yield or “junk” bonds.

Comment #4.

It was suggested that the word “stock” in the last sentence be changed to “securities”.

Response:  The word “stock” has been changed to “securities”.

The Fund will invest up to 10% of its assets in covered call options on the debt securities it owns. The Fund will sell covered call options to obtain market exposure or to manage risk or hedge against adverse market conditions.  The option is “covered” because the Fund owns the securities at the time it sells the option.

Comment #5.

It was asked that the Fund provide its method by which it will avoid running afoul of Section 12(d)(1)(a) of the 40’ Act and the limitations which a mutual fund must adhere to when investing in other investment companies and provide additional disclosure in the statutory prospectus that reflects its obligations and method.

Response:

The Board of Trustees adopted policies and procedures to safeguard against running afoul of the investment limitations set forth in Section 12(d)(1)(a) of the 40’ Act.  Accordingly, the Chief Compliance Officer of the Trust under the supervision of the Board of Trustees reviews the portfolio’s holdings relative to investments made in investment companies    The disclosure relating to the investment in ETFs and mutual funds has been amended to read as follows.

Statutory Prospectus revisions:

The Fund will invest in fixed income securities primarily through exchange-traded funds ("ETFs") and mutual funds (collectively, the "Underlying Funds") that are not affiliated with the Fund or the adviser.  The Fund will invest in ETFs as it may be more cost efficient than investing in individual fixed income securities while gaining exposure to a particular sector or index.  An ETF is typically a registered investment company that seeks to track the performance of a particular market index.  These indices include not only broad-market indices, but more specific indices as well, including those relating to particular sectors, markets, regions, or industries.  An ETF is traded like a stock on a securities exchange and may be purchased and sold throughout the day based on its market price. The Investment Company Act of 1940 provides that mutual funds may not: (1) purchase more than 3% of an investment company’s outstanding shares; (2) invest more than 5% of its assets in any single such investment company (the "5% Limit"), and (3) invest more than 10% of its assets in investment companies overall (the "10% Limit"), unless: (i) the underlying investment company and/or the Fund has received an order for exemptive relief from such limitations from the Securities and Exchange Commission ("SEC"); and (ii) the underlying investment company and the Fund take appropriate steps to comply with any conditions in such order. The Fund has supervisory procedures in place which ensure compliance of these investment limitations.

Comment #5.

It was asked that disclosure be added which clarifies why it is more efficient to invest in ETFs as set forth in the second sentence of the

Response:

The Fund will invest up to 10% of its assets in fixed income securities primarily through exchange-traded funds ("ETFs") and mutual funds (collectively, the "Underlying Funds") that are not affiliated with the Fund or the adviser.  The Fund will invest in ETFs as it may be more cost efficient than investing in individual fixed income securities while gaining exposure to a particular sector or index.  An ETF is typically a registered investment company that seeks to track the performance of a particular market index.  These indices include not only broad-market indices, but more specific indices as well, including those relating to particular sectors, markets, regions, or industries.  An ETF is traded like a stock on a securities exchange and may be purchased and sold throughout the day based on its market price.

Comment #6:

It was asked that disclosure be added that would clarify how the Advisor decides when to purchase and sell a particular security.

Response:  The following paragraph has been added to the principal strategies sections in the summary, statutory prospectus and the SAI.

The Advisor’s decision to buy or sell a particular security begins with an evaluation of both interest rate and applicable credit risk.  The Adviser makes a forward projection of a fixed income instrument’s total return characteristics over a variety of interest rate scenarios, yield curve shifts and time horizons.  For fixed income instruments with credit components, a careful assessment of credit risk is made.  Fixed income instruments with superior risk reward characteristics, with respect to criteria such as price, interest rate sensitivity and credit quality, are selected for the Fund’s portfolio.  The Adviser’s risk management process is enhanced by appropriate diversification of security type, type of issuer and geographic location.

Archer Stock Fund – Summary Prospectus

Comment #7

It was asked by Mr. Long that the figures in the expense example be confirmed for accuracy.  The Advisor has extended its expense reimbursement obligation until December 31, 2013 and the anticipated implementation of the Funds’ 12b-1 Plan until December 31, 2013 as reflected in the corresponding footnotes.

Response.

The expense figures have been confirmed in light of these extensions.

Comment #7.

It was asked by Mr. Long that the Fund confirm there are no anticipated acquired fund fee and expenses.

Response.

There are no anticipated acquired fund fees and expenses.

Principal Investment Strategies of the Fund

Comment #8.

It was asked that disclosure be added that would clarify how the Advisor decides when to purchase and sell a particular security.

Response:  Existing disclosure in the first paragraph of this section provides this methodology. Although there was existing disclosure that clearly provides the Advisor’s strategy, the underline portion has been added to provide greater clarity.

 The Adviser employs security selection based on research and analysis of the company’s historical data.  In selecting securities to purchase, the Adviser evaluates factors that include, but are not limited to: market capitalization, valuation metrics, and earnings and price momentum over time.  Portfolio securities may be sold generally upon periodic rebalancing of the Fund’s portfolio.  The Adviser considers the same factors it uses in evaluating a security for purchase and generally sells securities when it believes such securities no longer meet its investment criteria.

Comment #9.

It was asked whether the Fund will be a growth style fund and whether the Fund will be investing in ETFs which would require additional disclosure in the Principal Investment Strategies section and the Principal Risk section.

Response

The Fund is not a growth style fund and will not be investing in ETFs accordingly additional disclosure is not required.

Item #9 Disclosure

Comment #10

It was asked whether either Fund will have any non-principal investment strategies and non-principal risks which should therefore be disclosed in the statutory prospectus.

Response:

Neither Fund has non-principal investment strategies nor non-principal risks which require disclosure.

Comment #11

It was asked that the previously revised disclosure be inserted into the document as presented.

Response: The underlined portion as represented in our prior response letter is inserted into the document.

The Fund has adopted a distribution plan for its shares in accordance with Rule 12b-1 under the Investment Company Act of 1940. Under this plan, the Fund may pay a fee of up to 0.25% of its average daily net assets to the advisor or certain broker-dealers, investment advisors, banks or other financial institutions to help defray the cost of servicing Fund shareholders. Because these fees are an ongoing expense, over time they reduce the net investment results of the Fund and may cost you more than paying other types of sales charges. The Plan will not be activated prior to December 31, 2013.

In addition, the Fund may pay service fees to intermediaries such as banks, broker-dealers, financial advisers or other financial institutions, including affiliates of the Adviser, for sub-administration, sub-transfer agency and other shareholder services associated with shareholders whose shares are held of record in omnibus, other group accounts or accounts traded through registered securities clearing agents.

The Adviser, out of its own resources, and without additional cost to the Fund or its shareholders, may provide additional cash payments or non-cash compensation to intermediaries who sell shares of the Fund.  Such payments and compensation are in addition to service fees paid by the Fund, if any.  These additional cash payments are generally made to intermediaries that provide shareholder servicing, marketing support and/or access to sales meetings, sales representatives and management representatives of the intermediary.  Cash compensation may also be paid to intermediaries for inclusion of the Fund on a sales list, including a preferred or select sales list, in other sales programs or as an expense reimbursement in cases where the intermediary provides shareholder services to the Fund’s shareholders.  The Adviser may also pay cash compensation in the form of finder’s fees that vary depending on the dollar amount of the shares sold.

Comment #12

It was asked that the Advisor provide additional information relating to its background in the financial industry.

Response

The Fund’s principal portfolio manager Troy C. Patton is a Certified Public Accountant. Mr. Patton owned and operated the CPA firm’s sister company, a Broker Dealer beginning in 1998.  The Broker Dealer had 23 representatives.  The firm sold stocks, bonds, CD’s, mutual funds and managed money through its RIA.  The firm was sold in 2004.

Thank you for your kind attention to this matter.  Should you have any additional questions or comments, please contact me.

Very truly yours,

/s/ C. Richard Ropka, Esq.

C. Richard Ropka, Esq.

CRR/ks